SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           ----------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)


                  North East Insurance Company
                        (Name of issuer)


             Common Stock, par value $1.00 per share
                 (Title of class of securities)


                            659164107
                         (CUSIP number)


                         Murry N. Gunty
                   Ballantrae Partners, L.L.C.
                      300 East 56th Street
                              20-A
                    New York, New York  10022
                         (212) 583-9085

                          with copy to

                   Lawrence T. Yanowitch, Esq.
                      Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                  Washington, D.C.  20036-5612
                         (202) 429-3254

          (Name, address and telephone number of person authorized to receive notices and communications)


                        December 19, 1996
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].
                 (Continued on following pages)

                      (Page __ of __ Pages)


CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ballantrae Partners, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       - 0 -
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     - 0 -

14.  TYPE OF REPORTING PERSON*

     OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


     This Amendment No. 9 amends and supplements the statement on
Schedule 13D (the "Schedule 13D"), previously filed on behalf of Ballantrae Partners, L.L.C., a Delaware limited liability company ("Ballantrae"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of North East Insurance Company, a Maine corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby supplemented by inserting the following immediately after the last paragraph of Item 6.

          Amendment No. 2 to Purchase Agreement

               Set forth below is a summary description of selected provisions of Amendment No. 2 to Purchase Agreement by and between the Seller and Ballantrae, dated as of December 17, 1996 ("Amendment No. 2"). Such description is qualified in its entirety by reference to Amendment No. 2, a copy of which has been included as Exhibit 9.1 hereto and is incorporated by reference herein.

               Amendment No. 2 amends the Purchase Agreement to extend each of the Seller's and Ballantrae's optional pre-Closing Date termination date to January 15, 1997.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 9.1.  Amendment No. 2 to Purchase Agreement
          dated as of December 17, 1996, between Ballantrae
          Partners, L.L.C. and Bernard Gershuny


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                December 19, 1996
                                                           (Date)

                                               /s/ Murry N. Gunty
                                                      (Signature)

                                                   Murry N. Gunty
                                                Managing Director
                                                     (Name/Title)



                          Exhibit Index

               Exhibit                                       Page

9.1. Amendment No. 2 to Purchase Agreement
     dated as of December 17, 1996, between
     Ballantrae Partners, L.L.C. and
     Bernard Gershuny                                           5